April 21, 2020

Martin J. Duvall
Chief Executive Officer
Tocagen Inc.
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

       Re: Tocagen Inc.
           Registration Statement on Form S-4
           Filed March 25, 2020
           File No. 333-237371

Dear Mr. Duvall:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 25, 2020

Cover Page

1. With reference to your disclosure on page 11, where you disclose the 76.7% ownership percentage of Forte equity holders in the combined company, please revise to clarify that the equity holders of Forte prior to the Pre-Closing Financing are expected to hold approximately 46.7% of the combined company.
Questions and Answers About the Merger
What is the Merger?, page 1

2. Disclose here, or provide a cross-reference to, the reasons why Forte entered into the security purchase agreements.
 Martin J. Duvall
FirstName LastNameMartin J. Duvall
Tocagen Inc.
Comapany NameTocagen Inc.
April 21, 2020
Page 21,
April 2 2020 Page 2
FirstName LastName
Prospectus Summary
Forte Biosciences, Inc., page 10

3. We note your statement here and elsewhere in your prospectus that "Forte's clinical data validates safety," FB-401 demonstrated a "clean safety profile," "the first adult cohort study established that FB-401 is safe for use," and "FB-401 demonstrated efficacy improvements." Because FDA approval is dependent on the agency making a formal determination that a drug is safe and effective, it is premature for you to describe your clinical stage product as safe and effective, or that the results of any of your trials demonstrated or established safety or efficacy. Please remove or revise these statements.
Overview of the Merger Agreement and Agreements Related to the Merger Agreement Merger Consideration and Exchange Ratio, page 14

4. Please clearly disclose Tocagen's current level of net cash and whether you anticipate net cash to be outside of the range of $7.5 million to $10 million for purposes of calculating the Exchange Ratio. To the extent this is a possibility, please also provide examples of estimated percentage ownership, including the estimated percentage ownership of each company if Tocagen were to have net cash at closing of $3 million. Please also clearly disclose here and elsewhere that you discuss adjustments to the Exchange Ratio based on Net Cash that Tocagen having net cash of $3.0 million is a condition to closing.
Termination and Termination Fees, page 17

5. You state that in the event of a "Forte Triggering Event" certain Forte stockholder's obligations to, among other things, vote their shares in favor of the merger agreement would be modified. Please define here, or provide a direct cross-reference to, the definition of a "Forte Triggering Event."
Interests of Certain Directors, Officers and Affiliates of Tocagen and Forte, page 18

6. State here and throughout your registration statement, where you deem appropriate, the amount of shares that would be covered by vested stock options owned by current
         Tocagen named executive officers and directors after giving effect to the terms of the merger agreement (i.e., options with an exercise price greater than $0.64 will be cancelled).
Because the Merger will result in an ownership change under Section 382 of the Code for
Tocagen..., page 27

7. Please quantify the NOLs and other tax attributes that are subject to limitation and clarify the factors that will determine the extent of the limitation.
 Martin J. Duvall
FirstName LastNameMartin J. Duvall
Tocagen Inc.
Comapany NameTocagen Inc.
April 21, 2020
April 3 2020 Page 3
Page 21,
FirstName LastName
If Tocagen fails to comply with its obligations in the agreement under which Tocagen licenses intellectual property rights from the [USC]..., page 36

8. Please revise this risk factor to specify how Tocagen may "[fail] to comply with its obligations in the agreement."
Cautionary Note Concerning Forward-Looking Statements, page 98

9. Please revise the last sentence of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law. Background of the Merger, page 104

10. We note you disclose that on October 22, 2019, Tocagen selected Ladenburg to serve as a financial advisor. Provide more details regarding the selection process for financial advisors, including the qualifications considered.
11. Discuss, where you deem appropriate, why Tocagen decided to sell the RNV Platform
         Assets as a separate transaction, rather than, for example, retaining them for the combined company. Please also provide a description of what is included in the RNV Platform
         Assets and provide any update on the plans to sell the RNV Platform Assets.
12. We note that in earlier stages of negotiations that certain assumptions were based on an exchange ratio of 1.7514 and that the most recent transaction assumptions are based on an exchange ratio of 1.8149. If material, expand your disclosure here to discuss this change and how the parties arrived at the exchange ratio.
Opinion of the Tocagen FInancial Adviser, page 117

13. We note that at the time you received your fairness opinion that certain assumptions were based on an exchange ratio of 1.7514 and that the most recent transaction assumptions are based on an exchange ratio of 1.8149. Discuss any material changes that occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting.
         If the change was not deemed material, please so state in your disclosure.
Opinion of the Tocagen Financial Advisor
Analysis of Selected Publicly Traded Companies, page 121

14. Please disclose how Ladenburg selected the six publicly traded companies for the selected publicly traded companies analysis.
Material U.S. Federal Income Tax Consequences of the Merger, page 131

15. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that
 Martin J. Duvall
FirstName LastNameMartin J. Duvall
Tocagen Inc.
Comapany NameTocagen Inc.
April 21, 2020
April 4 2020 Page 4
Page 21,
FirstName LastName
         assumes the material tax consequences at issue (e.g., "Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code"). Refer to Section III of
         Staff Legal Bulletin No. 19 for guidance.
Description of Tocagen's Business
License and Collaboration Agreements, page 173

16. Please disclose, where appropriate, if and how your agreements with ApolloBio, Siemens and USC are impacted by your suspension of research and development activities. Please also discuss the impact of an asset sale or merger on these agreements.
17. Please revise your description of the ApolloBio License Agreement to narrow the royalty range from "low double digits" to no more than ten percentage points (for example, between twenty and thirty percent).
Description of Forte's Business
Manufacturing, page 183

18. With reference to your disclosure on page 88 regarding your reliance on a sole contract manufacturing organization for materials to be used in clinical trials, please describe the material terms of your services agreement with this contract manufacturing organization and file it as an exhibit to your registration statement. See Item 601(b)(10) of Regulation
         S-K.
Intellectual Property, page 184

19. Please revise your disclosure to narrow the royalty range from "low double digits" to no more than ten percentage points (for example, between twenty and thirty percent). Please also disclose aggregate payments made to date and the duration of the royalty period. In addition, please file as an exhibit the license agreement with DHHS. Refer to Item
         601(b)(10) of Regulation S-K.
Executive Compensation of Forte
Agreements with Forte's Named Executive Officers , page 243

20. Please file as exhibits to the registration statement the offer letters with named executive officers and the 2018 Equity Incentive Plan. See Item 601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Preliminary Estimate of Consideration Expected to be Transferred, page PF-7

21. Please revise to disclose how you determined Tocagen's pro forma net assets of $4.2 million as of December 31, 2019. We note that net assets at December 31, 2019 were approximately $10.8 million.
 Martin J. Duvall
Tocagen Inc.
April 21, 2020
Page 5
Note 5. Pro forma Adjustments, page PF-9

22. Please revise to disclose how you determined the amount of the pro forma adjustment to common stock in Note E.
23. With regards to Note G, please revise to separately state each pro forma adjustment related to the elimination of Tocagen's historical accumulated deficit.
24. We refer to Note H. Please reconcile your adjustment to record the conversion of Forte preferred stock into common stock with the amount in Note D. In addition, revise to provide your calculation of the fair value of the estimated number of shares of the combined company to be owned by Tocagen stockholders.
25. We refer you to Note J. Please tell us how you compute total shares of 45,705,701 from the amounts in the table.
Forte Biosciences Financial Statements
Note 4. License to Patented Technology , page RX-12

26. Please revise to disclose the specific development, regulatory and commercial milestones under the DHHS license that could require up to $105.5 million in milestone payments. In addition, disclose the minimum annual royalty payments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 and Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,
FirstName LastNameMartin J. Duvall
                                                           Division of
Corporation Finance
Comapany NameTocagen Inc.
                                                           Office of Life
Sciences
April 21, 2020 Page 5
cc:       Karen Deschaine
FirstName LastName